SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
AMERITRADE HOLDING CORPORATION
(Name of Subject Company)
AMERITRADE HOLDING CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

03074K100
(CUSIP Number of Class of Securities)

John R. MacDonald
Chief Financial Officer
4211 South 102nd Street
Omaha, Nebraska 68127
(402) 331-7856
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:
Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing consists of the following information posted to Ameritrade’s internal website and emailed to all employees on August 5, 2005. In addition, certain portions of this information were posted to Ameritrade’s website, www.amtd.com, on August 5, 2005.

Associate Dividend and Tender Offer Q&A
Ameritrade Acquisition of TD Waterhouse Group, Inc.
August 5, 2005
Introduction:
Below you will find general answers to questions on dividends and tender offers. There is also information on the proposed special dividend and tender offer announced on June 22, 2005 in connection with the Company’s proposed acquisition of the U.S. brokerage business of TD Waterhouse Group, Inc. (the “Transaction”).
Please keep in mind that the special dividend and tender offer are contingent on the closing of the Transaction, and the closing is subject to regulatory and stockholder approvals and other conditions, including financing of the special dividend. A Glossary of Terms, which references some of the terms discussed in this Q&A, is included at the end of the Q&A.
In addition, please note that information below regarding the special dividend is preliminary and subject to change.
Special Dividend:
Q1: What is a special dividend?
A1: A dividend is a distribution by a company to its stockholders of cash or stock. A company’s board of directors may from time-to-time declare a dividend, payable to stockholders quarterly, semiannually or annually, or on a one-time basis. A one-time or non-recurring dividend is commonly referred to as a special dividend.
Q2: What is the dividend that was announced by Ameritrade on June 22, 2005 in connection with the Transaction?
A2: The dividend Ameritrade announced on June 22, 2005 is a proposed special dividend of $6.00 per share that will occur only if the Transaction is completed. It is important to note that the Ameritrade board of directors has not yet officially declared the proposed special dividend. Please see below regarding the declaration date.
Q3: What dates are relevant to the receipt of the proposed special dividend?
A3: Whether a stockholder is entitled to the proposed special dividend will depend on several significant dates. These dates include the declaration date, the record date, the closing date, the payable date and the ex-dividend date. Each of these dates is described below. Please note that this information applies only to Ameritrade common stock traded on the Nasdaq National Market.
•	Declaration Date– This is the date on which the board of directors (i) decides that the company will pay a dividend and (ii) sets the record date for the dividend.

•	Record Date — This is the date set by companies for the purpose of determining its stockholders of record and the stock outstanding on the record date. The dividend is paid only on shares of stock outstanding on the record date. In the case of Ameritrade’s proposed special dividend, the record date is not relevant to holders of Ameritrade common stock as discussed in Q&A 5 below but is relevant to Ameritrade associates who hold employee stock options as discussed in Q&A 7-11 below.
•	Closing Date – This is date that the Transaction will be completed.

•	Payable Date – This is the date that the Company pays the dividend. Please note that the actual receipt of the dividend by stockholders entitled to the dividend may take several days following the payable date.

•	Ex-Dividend Date or Ex-Date – This is the date on and after which the stock trades in the Nasdaq Stock Market or on a stock exchange without the right to receive the declared dividend.
Please keep in mind that the proposed special dividend is contingent on the closing of the Transaction.
Q4: When will the relevant dates be determined and when will they occur for the proposed special dividend?
A4: The following dates represent our current expectations, although they are subject to change:
•	Record Date: We expect that the record date for the proposed special dividend will be a date at least 10 calendar days after the declaration date and approximately 10 business days before the expected closing date of the Transaction.

•	Closing Date: We expect that the closing date of the Transaction will occur by early calendar 2006.

•	Payable Date: We expect that the payable date for the proposed special dividend will be on the closing date of the Transaction or the first trading day after the closing date of the Transaction.

•	Ex-Dividend Date: We expect that the ex-dividend date will be the first trading day after the payable date.

The Company will provide an update if expectations change and will announce the record date, the payable date and the ex-dividend date promptly after the dates are set.
Please keep in mind that the proposed special dividend is contingent on the closing of the Transaction.
Q5: Who is entitled to the proposed special dividend?
A5: If you own shares of Ameritrade stock at the close of the market on the payable date (whether or not you owned the shares on the record date) and hold those shares until after the market opens on the ex-dividend date, you will receive the proposed special dividend on those shares. Accordingly,
•	If you sell shares of Ameritrade stock before the ex-dividend date (whether or not you owned the shares on the record date), you will not be entitled to the dividend.

•	If you buy shares of Ameritrade stock on or after the ex-dividend date, you will not be entitled to the dividend.

Your trade does not need to settle by the payable date in order to receive the proposed special dividend. Rather, if you buy shares of Ameritrade stock on the payable date and hold those shares until after the market opens on the ex-dividend date, you will receive the proposed special dividend on those shares.
Please note that dividends payable on shares acquired on exercise of employee stock options held by Ameritrade associates are not addressed in this Q&A 5. See Q&A 7-11 below for questions and answers related to employee stock options held by Ameritrade associates.
Please keep in mind that the proposed special dividend is contingent on the closing of the Transaction.
Q6: What happens to a company’s stock price after a dividend is paid?
A6: In theory, and disregarding other events and conditions that may affect financial markets and the price of a company’s stock, when a company pays a special dividend, its stock price declines on the ex-dividend date to reflect the payment of the dividend. For shareholders, the stock price decline is offset by the dividend received.
Q7: Are Ameritrade associates who hold employee stock options granted by the Company entitled to receive the dividend?
A7: Generally, Ameritrade associates who hold employee stock options are not entitled to cash dividends because dividends are paid on shares of stock outstanding as of the record date. Shares of stock underlying employee stock options held by Ameritrade associates that have not been exercised are not outstanding on the record date and therefore would not be entitled to the proposed special dividend.
The Company is in the process of determining what adjustments may be made to employee stock options held by Ameritrade associates. The Company expects to determine what action may be taken in the coming weeks and we will provide additional information when it is available.1
Q8: Can I exercise my employee stock options to qualify for the proposed special dividend? If so, how do I do that?
A8: Yes. Ameritrade associates who exercise their employee stock options 3 business days before the record date and hold the shares until after the market opens on the ex-dividend date will be eligible for the special dividend. The reason that Ameritrade associates who hold employee stock options will need to exercise their employee stock options 3 business days before the record date to qualify for the dividend is that (1) the Company and its transfer agent need 3 business days to process the paperwork for the shares to become outstanding and (2) dividends are paid only on shares that are outstanding as of the record date and shares underlying employee stock options that have not been exercised at least 3 business days prior to the record date are not outstanding on the record date.1

1Q&A 7 through 11 also apply to stock options held by members of Ameritrade’s board of directors.

Please keep in mind that the proposed special dividend is contingent on the closing of the Transaction.
Ameritrade associates interested in exercising their employee stock options should consult the Stock Option FAQs on Athena for more information.
Q9: What happens if I exercise my employee stock options before the record date and I sell the stock I receive before the ex-dividend date?
A9: You will not receive the special dividend. As discussed above, Ameritrade associates must exercise their employee stock options three business days before the record date and hold the shares until after the market opens on the ex-dividend date in order to receive the special dividend.1
Q10: What happens if I exercise my employee stock options after the record date?
A10: Ameritrade associates who exercise their employee stock options after the third business day before the record date will not be entitled to the proposed special dividend on those shares.1
Q11: What happens if I exercise my employee stock options after the record date and I sell the stock I receive before the ex-dividend date?
A11: As discussed above, you will not receive the proposed special dividend. In addition, if an Ameritrade associate exercises an employee stock option after the third business day before the record date and sells the underlying shares in the market before the ex-dividend date, the Ameritrade associate will owe the buyer the amount of the special dividend even though the Ameritrade associate will not receive the proposed special dividend.1
Q12: I own AMTD stock though the Ameritrade 401(k). Will I receive the proposed special dividend? Will I receive it in cash?
A12: You will receive the proposed special dividend if you own Ameritrade stock in your 401(k) plan account at the close of the market on the payable date and hold the shares until after the market opens on the ex-dividend date. Currently cash dividends paid on the Ameritrade stock held in your account under the 401(k) plan would automatically be reinvested into additional shares of Ameritrade stock. Possible alternatives with respect to this reinvestment may be considered and we will let you know when and if we have any additional information to provide.
Please keep in mind that the proposed special dividend is contingent on the closing of the Transaction.

1Q&A 7 through 11 also apply to stock options held by members of Ameritrade’s board of directors.

Q13: Will I owe taxes on the proposed special dividend?
A13: Dividends on Ameritrade stock held in accounts, other than IRA’s or 401(k)’s, will generally be taxable. Dividends received on Ameritrade stock held in IRA’s or 401(k)’s are not subject to current taxation. The Company expects that a portion of this proposed special dividend will be classified as “qualified dividend income” for tax purposes to non-corporate recipients, to the extent of the Company’s Earnings & Profits (E&P), and such non-corporate recipients may be entitled to a reduced rate of taxation if certain holding period requirements are satisfied. The Company expects that the portion of the proposed special dividend in excess of the Company’s E&P will be treated first as a return of capital that reduces the tax basis of the stockholder’s stock, and then as gain from the sale or exchange of property to the extent the excess is greater than the holder’s tax basis. Because E&P is determined based on the Company’s results of operations through the end of the taxable year in which the proposed special dividend is paid, the Company cannot determine at this time what portion will be treated as “qualified dividend income” and what portion will be treated as a return of capital.
Please note that certain holding period requirements with respect to your stock, including stock received by Ameritrade associates upon exercise of employee stock options, will have to be satisfied in order for the holder of such stock to be entitled to a reduced rate of taxation on any qualified dividend income.
Because individual tax circumstances vary, you should consult your own tax advisor as it relates to your particular tax situation.

Tender Offer:
Q14: What is a tender offer?
A14: A tender offer is a broad solicitation by a company or third party to purchase, for a limited period of time, all or a portion of a company’s shares.
Q15: How much stock will TD Bank Financial Group and J. Joe Ricketts buy in the proposed tender offer and what price will be offered for the shares?
A15: Upon the closing of the Transaction, TD Bank Financial Group is expected to own approximately 32% of the Ameritrade common stock. Following closing, TD Bank Financial Group and J. Joe Ricketts, if he elects to participate as a co-bidder, will commence a tender offer, at a price of at least $16 per share after the payment of the special dividend, for a number of shares of TD Ameritrade Common Stock such that, upon successful completion of the offer, TD will own up to 39.9% of the outstanding TD Ameritrade Common Stock and, if he participates as a co-bidder, J. Joe Ricketts and his affiliates will collectively own up to 29% of the outstanding TD Ameritrade Common Stock. TD will not be obligated to offer to pay more than $16 per share.
Please keep in mind that the proposed tender offer is contingent on the closing of the Transaction.
Q16: Can TD Bank Financial Group change the price per share of the tender offer?
A16: The tender offer is subject to a minimum price per share of $16, however, TD may at its discretion, increase the price per share that it offers.
Q17: Will TD buy all shares that are tendered?
A17: The tender offer will not be subject to any minimum condition on the number of shares tendered. Therefore, TD, subject to the other conditions of the tender offer being satisfied, will purchase any shares that are tendered even if the number of shares tendered is less than the number TD offers to buy. If the number of shares tendered is greater than the number TD offers to buy, TD will purchase the shares pro rata, which means that a stockholder who accepts the offer will have only a portion of his/her shares bought by TD.
Glossary of Terms
Declaration Date: The date on which the board of directors (i) decides that the company will pay a dividend and (ii) sets the record date for the dividend. See Q&A3.
Dividend: A distribution of cash or stock by a company to its stockholders. See Q&A1.
Ex-Dividend Date or Ex-Date: The date on and after which the stock trades without the right to receive the declared dividend. See Q&A3.
Payable Date: The date the company pays the dividend. See Q&A3.
Record Date: The date that is used by companies for the purpose of determining its stockholders of record and the stock outstanding on the record date. See Q&A3.
Special Dividend: A one-time or non-recurring dividend. See Q&A1.

Additional Information and Where to Find It
In connection with the proposed transaction, Ameritrade will be filing a proxy statement and relevant documents concerning the transaction with the Securities and Exchange Commission (“SEC”). SECURITY HOLDERS OF AMERITRADE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Investor Relations at www.amtd.com, or by mail at Ameritrade Investor Relations, 4211 S. 102 Street, Omaha, NE 68127, or by Telephone: 800-237-8692. In addition, documents filed with the SEC by Ameritrade are available free of charge at the SEC’s web site at www.sec.gov.
Ameritrade Holding Corporation, The Toronto-Dominion Bank, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Ameritrade in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement of Ameritrade described above. Information regarding Ameritrade’s directors and executive officers is also available in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ameritrade as described above. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the SEC on December 13, 2004, and in its notice of annual meeting and proxy circular for its 2005 annual meeting, which was filed with the SEC on February 17, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.
The tender offer for outstanding shares of Ameritrade common stock described in the attached document has not commenced. At the time the tender offer is commenced, The Toronto-Dominion Bank and J. Joe Ricketts, if he participates in the tender offer, will file a tender offer statement on Schedule TO with the SEC, and Ameritrade will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Ameritrade’s security holders should read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Ameritrade’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC in connection with the tender offer) will be available at no charge on the SEC’s web site at www.sec.gov or by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.